Exhibit 10.4

FIRST AMENDMENT TO

EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment") dated this 4th day of February, 2003, is entered into by and between HAROLD'S STORES, INC., an Oklahoma corporation (the "Company") and CLARK HINKLEY, an individual ("Employee").

RECITALS

A. Employee is currently employed by the Company pursuant to the terms of that certain Employment Agreement between the Company and Employee dated February 23, 2001 (the "Employment Agreement").

B. In connection with a pending refinance of certain indebtedness of the Company, the Company and Employee have agreed to modify and amend the terms of the Employment Agreement, as hereafter set forth.

NOW, THEREFORE, for and in consideration of TEN AND NO/100 DOLLARS ($10.00) and the mutual promises and benefits between the parties, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 4 of the Employment Agreement is hereby modified and amended by adding the following Section 4F after Section 4E as follows:

F. Special Provisions Regarding Base Salary. (i) Notwithstanding the provisions of Section 4A hereof, Employee's Base Salary shall be reduced to Three Hundred Fifty Thousand Dollars ($350,000) per annum from Four Hundred Fifty Thousand Dollars ($450,000) per annum, solely for the period beginning February 1, 2003 through and including January 31, 2004, (the "Measurement Period") payable in accordance with the normal payroll practices of the Company in effect from time to time with respect to its executive officers. Beginning February 1, 2004, Employee's Base Salary shall return to Four Hundred Fifty Thousand Dollars ($450,000) per annum

(ii) In addition to any other amounts payable by the Company to Employee under this Employment Agreement, the Company shall pay to Employee, with respect only to the Measurement Period, the Measurement Period Bonus; provided that Employee is continuously employed by the Company through the last day of the Measurement Period. The Measurement Period Bonus shall equal the lesser of (1) One Hundred Thousand Dollars ($100,000) or (2) an amount equal to the product of (A) the Company's net after-tax earnings (without regard to deductions for depreciation and amortization) for the Measurement Period (the "Measurement Period Earnings") multiplied by (B) forty percent (40%). In no event will the Measurement Period Bonus payable to Employee exceed One Hundred Thousand Dollars ($100,000). For purposes hereof, the Measurement Period Earnings will be determined by the Company's accountants in accordance with generally accepted accounting principles consistently applied. This determination will be final and binding on the Company and Employee.

(iii) Any Measurement Period Bonus earned by Employee shall be payable (1) on or before ninety (90) days after the end of the Measurement Period; or (2) if later, fifteen (15) days after the Measurement Period Earnings are finally determined.

(iv) If Employee earns a Measurement Period Bonus, the amount of such earned Measurement Period Bonus shall be added to Employee's Base Salary, solely for the Measurement Period (and for no other period), as otherwise established in Section 4F(i) hereof, with respect to those provisions of the Employment Agreement referencing Employee's Base Salary; provided, however, that adding any such Measurement Period Bonus to Employee's Base Salary shall not increase the amount of Base Salary payable to Employee pursuant to Section 4F(i) hereof.

2. Section 7.1 of the Employment Agreement is hereby deleted in its entirety, and the following Section 7.1 is substituted therefor:

7.1 Termination for Cause. The Company may at any time terminate this Agreement, and Employee's employment with the Company for "Cause" (as herein defined), and Employee shall be paid all salary, bonuses and other benefits already earned but not yet paid (the "Accrued Amounts") and no more. The term Cause as used herein shall mean (i) conviction of, or a plea of nolo contendre to any crime involving moral turpitude (ii) conviction of, or a plea of nolo contendre to any felony resulting or intended to result directly or indirectly in gain or personal enrichment to Employee at the expense of the Company, (iii) violation by Employee of any law or regulation applicable to Employee or to the Company or its business, or any other act of gross misconduct by Employee, that is reasonably likely to result in material liability to the Company, (iv) material breach by Employee of any provision of this Agreement; (v) willful neglect or repeated failure to perform Employee's employment duties pursuant to this Agreement; (vi) the occurrence of a breach or violation by the Company of any covenant or provision of that certain Loan and Security Agreement between the Company and Wells Fargo Retail Finance, LLC, dated as of February 5, 2003, which breach or violation results in a reduction in the amount of cash or financing otherwise available to the Company (but for such breach or violation) under such Loan and Security Agreement; or (vii) the occurrence of a Comparable Sales Shortfall; provided, that no termination shall be treated as a termination for Cause under clause (iv) or clause (v) above unless the Board shall have given Employee at least thirty (30) days notice of termination, and provided Employee a reasonable opportunity to cure the alleged breach after written notice thereof. In the event cause for termination again exists under clauses (iv) or (v) above subsequent to Employee's cure, then Company may terminate Employee's employment for the reasons set forth in clauses (iv) or (v) at any time with or without notice. For purposes hereof, the term "Comparable Sales Shortfall" shall mean the failure of the Company's comparable sales, determined on an aggregate per store basis ("Comparable Sales") for the applicable fiscal quarter of the 2003/2004 fiscal year ("FY '04"), to meet the following levels, as compared to the same fiscal quarter in the 2002/2003 fiscal year ("FY '03"): (a) with respect to the second quarter of FY '04, Comparable Sales for such fiscal quarter shall equal no less than 100% of the Comparable Sales for the second quarter of FY '03; (b) with respect to the third quarter of FY '04, Comparable Sales for such fiscal quarter shall equal no less than 105% of the Comparable Sales for the third quarter of FY '03; and (c) with respect to the fourth quarter of FY '04, Comparable Sales for such fiscal quarter shall equal no less than 105% of the Comparable Sales for the fourth quarter of FY '03

3. Ratification of Employment Agreement. Except as modified and amended by this Amendment, which is effective as of the date hereof, the Employment Agreement is hereby ratified and confirmed.

4. Miscellaneous.

(a) This Amendment shall inure to the benefit of each of the parties hereto, and be binding upon their respective successors and assigns; provided, however, that the rights, duties and obligations of Employee may not be assigned without the prior written consent of the Company.

(b) This Amendment may be executed in multiple counterparts each of which shall be an original but all of which shall constitute one and the same agreement. This Amendment may be executed and delivered in counterpart signature pages executed and delivered via facsimile transmission, and any such counterpart executed and delivered via facsimile transmission shall be deemed an original for all intents and purposes.

(c) This Amendment shall be governed by the laws of the State of Texas, without reference to principles of conflicts or choice of law under which the law of any other jurisdiction would apply.

IN WITNESS WHEREOF, intending to be legally bound hereby, the parties hereto have fixed their hands and seals to this First Amendment to Employment Agreement as of the date first above written.

Harold's Stores, Inc.

By: /s/ Jodi L. Taylor

Name: Jodi L. Taylor

Title: Chief Financial Officer

/s/ Clark J. Hinkley (SEAL)

Clark Hinkley